

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Kent Rodriguez
Chief Executive Officer, President
Groove Botanicals Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 5541

> **Re: Groove Botanicals Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 23, 2022**
> **File No. 000-23476**

Dear Kent Rodriguez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Business, page 3

1. We note your disclosure that you are in need of additional cash resources to maintain your operation. You disclose that if you are able to fund working capital needs and your legal, accounting and other fees associated with being a publicly reporting company, you will then focus on the capital needs to assemble a portfolio of early stage EV Battery Technologies. In this regard, you disclose that you plan to assemble a portfolio of early stage EV Battery Technologies developed from Universities in Norway, Sweden and Finland, and seek grants from the State of Minnesota Department of Economic Development to find and identify corporate partners to commercialize these technologies. Please expand to discuss what you mean by "EV Battery Technologies," and how you intend to produce revenue from such technologies. Considering your limited financial resources, please discuss your plan of operation for the next 12 months and any estimated

capital needs to pursue these plans. See Item 101(h) of Regulation S-K.

2. You provide that you you formed two Wyoming Corporations, Biotrex, Inc., and Maxidyne, Inc., and planned to spin off your CBD intellectual property and oil and gas assets to these properties. Please revise to discuss this information under Item 1. Business, and discuss the timing and terms of any transfer of such prior businesses.

Item 1. Business
Present Operations, page 3

3. We note your disclosure that you are divesting your oil and gas assets and your CB3 skin care products and proprietary trademarks and will use the funds from the sale of these assets to assemble a portfolio of early stage EV Battery Technologies. You also disclose under Item 7 on page 12 that on December 2, 2021, you formed two Wyoming Corporations, Biotrex, Inc., and Maxidyne, Inc. and that you plan to spin-off your CBD intellectual property to Biotrex, Inc., and your oil and gas assets to Maxidyne, Inc. Please reconcile these apparent inconsistent disclosures and revise your disclosure, as appropriate.

Risk Factors
Going Concern, page 5

4. We note your disclosures here and elsewhere throughout your filing including in Management's Discussion and Analysis on pages 8, 9 and 11 regarding your ability to continue as a going concern for the next 12 months. Please expand your disclosure to state that in their report on your financial statements your auditor expressed substantial doubt about your ability to continue as a going concern.

Licensing our patents and technologies could take longer than expected and cause delays, page 5

5. Please expand your disclosure to explain you do not currently own any patents or technologies related to the EV battery industry, and the process to acquire patents and technologies can be costly, and you are not guaranteed to acquire any such patents.

We have never paid dividends on our Common Stock, and it is not guaranteed that we will in the future, page 6

6. Expand your disclosure to explain that you are prohibited from providing dividends to your common stock holders until all accrued dividends on your outstanding Series A Convertible Preferred Stock and Series B Preferred Stock are paid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

7. Please revise to provide Management's Discussion and Analysis of your financial condition and results of operations for the interim periods ended September 30, 2022 and 2021. Refer to Item 303(c) of Regulation S-K.

Risk Factors
We have the right to issue shares of preferred stock. , page 7

8.   We note your disclosure that the issuance of additional preferred shares could adversely affect the common stock already outstanding. Please revise to quantify the number of shares that could issued upon conversion of preferred shares.

Recently Adopted Accounting Pronouncements, page 10

9.   You disclose that you have implemented all new accounting pronouncements that are in effect and do not believe there are any other new pronouncements that have been issued that might have a material impact on your financial position or results of operations. It appears you have not yet adopted the guidance in ASC 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40). Revise your disclosure to explain when you expect to adopt this guidance and whether this new guidance will have material impact on your financial position, results of operations and earnings per share in future periods, when adopted. Refer to SAB Topic 11.M.

Certain Relationships and Related Transactions, and Director Independence, page 12

10.   Please identify and disclose which directors are considered independent, as well as a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent, and state which definition is used. See Item 407(a)(ii) of Regulation S-K.

11.   We note your disclosure that the Company had a related party payable of $94,528 and $78,050 outstanding as of the fiscal years ended March 31, 2022 and 2021, respectively, and were funds contributed by the management. Please provide the name of management which provided the payables.

Directors and Executive Officers, page 12

12.   We note your disclosure that on an annual basis the company accrues $48,000 of wages payable, $4,000 monthly, to its CEO Kent Rodriguez. Please provide the tabular information required by Item 402(n) of Regulation S-K.

13.   Please provide the age and terms of office for each director. See Items 401(a) and 401(b) of Regulation S-K.

14.   We note your disclosure on page 8 that you paid $20,000 in director compensation for the fiscal year ended March 31, 2022. Please revise to provide tabular disclosure required by Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management., page 12

15. We note that you have both common and preferred shares with voting rights that are issued and outstanding, including common stock and the Series A Preferred Stock held by Mr. Rodriguez. Please provide beneficial ownership for each class of voting securities before and after the offering. Refer to Item 403 of Regulation S-K. In addition, since the Series A Preferred Stock is convertible into the number of shares of common stock sufficient to represent fifty-one percent (51%) of the fully diluted shares outstanding after their issuance, add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table after the offering.

Indemnification of Directors and Officers, page 15

16. It appears in your Indemnification you make reference to directors or officers of Brenham. Please clarify or revise this disclosure to explain Brenham's relationship to this registration statement.

Financial Statements for Fiscal Year Ended March 31, 2022
Consolidated Balance Sheets, page 17

17. Although you state you intend to divest your oil and gas assets and your CB3 skin care products and proprietary trademarks, we note you have no assets reflected on your balance sheet for these assets. Revise your disclosure to explain in further detail the assets you plan to divest.

18. We note from your disclosure under Item 11 on page 15 that your Series A Convertible Preferred Stock has a liquidation preference equal to the amount paid for the stock plus any unpaid dividends. Revise to disclose the amount of the liquidation preference. Also, disclose the aggregate and per-share amounts of arrearages in cumulative preferred dividends. Refer to ASC 505-10-50-3 through 50-5.

Consolidated Statements of Operations, page 18

19. We note that although you had no oil and gas assets reflected on your balance sheet, all of your reported revenues are from the sales of oil and gas. Please tell us how you considered providing the disclosures required by ASC 932, Rule 4-10 of Regulation S-X and Items 1201 through 1208 of Regulation S-K.

20. We note you disclose in Note 6 on page 24 that your accounts payable and accrued liabilities of $45,592 and $36,091 outstanding as of March 31, 2022 and March 31, 2021, respectively, consist of joint interest billings from your partner operators pertaining to costs associated with their oil and gas operations. Please tell us and disclose why you have not reflected any costs of goods sold related to oil and gas sales.

21.   We note your disclosure under Item 11 on page 15 that your Series A Preferred Stock is entitled to cumulative dividends of 8% per annum. You also disclose that your Series B Preferred Stock is entitled to cumulative dividends of 9% per annum on the original purchase price of such shares. Please tell us and disclose how you reflected these cumulative dividends on preferred stock in your calculation of earnings available to common shares. Refer to ASC 260-10-50-1b.

Note 2 - Summary of Significant Accounting Policies
Net Loss Per Share, page 22

22.   Please disclose the number of securities that could potentially dilute basic EPS in the future which were excluded from the computation diluted EPS because they were antidilutive for the periods presented. Refer to ASC 260-10-50-1c.

Note 5 - Fair Value of Financial Instruments, page 24

23.   You disclose that your financial instruments are cash and cash equivalents, accounts receivable, accounts payable, notes payable, notes receivable and long-term debt and that their carrying values approximate their fair values base on their short-term nature. Also, you disclose that the recorded values of notes payable, notes receivable and long-term debt approximate their fair values, as interest approximates market rates. However, you disclose related party notes payable that accrue no interest and convertible notes payable for which significant discounts were recognized at issuance. Further, you have a derivative financial liability for which you recognized significant mark to market gains and losses during the years ended March 31, 2022, and 2021, and the three and six month periods ended September 30, 2022 and 2021. Revise to provide the disclosures required by ASC 820-10-50 related to these items or tell us why no revision is necessary. Please ensure you disclose the classification of your derivative instruments within the fair value hierarchy.

Note 11 - Derivative Financial Instruments, page 28

24.   Revise your disclosure to clarify the nature of your derivative liability, how fair value of such liability was determined, including relevant inputs, and disclose the amounts of all changes in the balance of the derivative liability between reporting periods. Additionally, we note you presented a roll forward of the change in the balance of the derivative liability from March 31, 2022 to September 30, 2022 in your interim financial statements on page 40, however the amounts presented are not mathematically accurate. Please revise. Refer to the disclosure requirements in ASC 815.

Exhibits

25.   Please furnish the exhibits required by Item 601 of Regulation S-K. See Item 15(b) of Form 10.

General

26. Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at 202-551-3332 or Robert Babula, Staff Accountant at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Kevin Dougherty, Staff Attorney at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jack Brannelly